Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries of Prometheus RxDx, Inc.*	Jurisdiction of Incorporation
Prometheus Holdings, Inc.	Delaware
Prometheus Laboratories Inc.	California

*	Assumes completion of the IPO reorganization described in the Prospectus under the heading—Certain Relationships and Related Party Transactions—IPO Reorganization.